UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,713,392
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,713,392
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,154,496
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JOHN S. KVOCKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON GEORGE PATRICK MURPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of a certain management account (the "Starboard Value LP account") and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	John S. Kvocka, who is a nominee for the Board; and

(xi)	George Patrick Murphy, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 943315101

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  Mr. Kvocka’s principal business address is 16 Honey Hollow Road, Queensbury, NY 12804.  Mr. Murphy’s principal business address is 3562 Oak Wood Drive, Park City, Utah 84060.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. Kvocka’s principal occupation is serving as President and Chief Executive Officer of JSK Associates, an entrepreneurial and consulting entity.  He is also the Senior Advisor and member of the Board of Directors of Apex Resource Technologies, Inc., a medical device manufacturing company, and is the Senior Advisor to Garnet River LLC, an IT services and business consulting firm.  Mr. Murphy’s principal occupation is serving as the Senior Operating Partner and member of the Board of Directors of Hudson Ferry Capital LLC, a private equity firm.  Mr. Murphy also serves as a member of the Executive Team of Advisors of Mason Wells, a private equity company.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Kvocka and Murphy are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,713,392 Shares beneficially owned by Starboard V&O Fund is approximately $36,107,423, excluding brokerage commissions.  The aggregate purchase price of the 1,154,496 Shares beneficially owned by Starboard LLC is approximately $7,746,691, excluding brokerage commissions. The aggregate purchase price of the 1,432,112 Shares held in the Starboard Value LP Account is approximately $12,267,968, excluding brokerage commissions.

CUSIP NO. 943315101

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 3 to the Schedule 13D, Starboard and the Issuer entered into a Settlement Agreement on February 10, 2012, pursuant to which, among other things, (i) the Issuer agreed to appoint two independent Starboard nominees for election to the Issuer’s Board and (ii) Starboard agreed to abide by certain “standstill provisions” until January 7, 2013.

Since entering into the Settlement Agreement, in accordance with the accompanying “standstill provisions”, Starboard has communicated only privately with the Issuer’s Board regarding its views on how best to maximize shareholder value.  Despite that limitation, Starboard has been absolutely clear with the Board, through one private letter and many conversations, that in order to maximize value for shareholders, the Issuer needs to either (i) sell the Technical Paper business, focus on the Tissue business, and reduce redundant overhead costs, or (ii) sell the entire company.  Starboard has been extremely clear that both of these options should be fully explored.  Despite the continued underperformance of the Technical Paper business and Starboard’s regular communications with the Board over the past year, the Board was unwilling to publicly commit to exploring value maximizing alternatives for either the Technical Paper business or the entire company.

Over the last four weeks, with the impending nomination deadline and expiration of the “standstill provisions” on January 7, 2013, Starboard has had numerous private discussions with Thomas J. Howatt, Chairman of the Board, regarding an amicable resolution to avoid a proxy contest at the 2013 Annual Meeting.  Given that the Issuer had to-date ignored Starboard’s repeated advice to explore strategic alternatives, as well as the lack of industry experience among the Issuer’s independent Directors (other than the two directors elected to the Board last year through the Settlement Agreement), Starboard made it clear that it believed it was necessary to further improve the Board by adding independent directors with substantial industry experience, as well as a shareholder representative.  Starboard felt these changes were critical because of its belief that the current Board may be unwilling to (i) follow through on a sale of the Technical Paper business, (ii) make sure redundant corporate overhead costs are removed, or (iii) explore a sale of the entire company.  Starboard also stated to Mr. Howatt that if Starboard and the Issuer were unable to come to a mutually agreeable resolution that Starboard would be forced to nominate directors once the “standstill provisions” expire on January 7, 2013.  Despite its best efforts, Starboard was unable to come to a reasonable settlement agreement as it became clear that the Board was only willing to do the bare minimum of what would possibly be acceptable, instead of objectively considering what is best for the Issuer and its shareholders.

Therefore, on the morning of January 11, 2013, Starboard decided to send the Board a public letter (the “January 11 Letter”), the full text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and to nominate three highly qualified directors for election at the 2013 Annual Meeting. Starboard sent Mr. Howatt a copy of the January 11 Letter and  informed Mr. Howatt that it intended to make the January 11 Letter public shortly thereafter in a press release that would also disclose Starboard’s nominations. In the January 11 Letter, Starboard reiterated to the Board that the Issuer remains meaningfully undervalued and much more can be done to unlock significant value for the benefit of all shareholders.  Specifically, Starboard repeated its continued belief that the Issuer should explore a sale of its struggling Technical Paper business in order to focus singularly on its leading and highly valuable Tissue business.  Starboard also stated that in order for the Board to fully and fairly evaluate a sale of the Technical Paper business, it must also consider all strategic alternatives, so that it can compare the value that could be realized from a sale of the entire Issuer against the potential risk-adjusted value of selling the Technical Paper business and keeping the Tissue business as a stand-alone public company.

Upon receiving the January 11 Letter, and within minutes of when Starboard was about to issue a press release, Mr. Howatt pleaded that Starboard hold off from issuing the release, and stated that he would speak to the Board and then call Starboard back later in the day.  Mr. Howatt led Starboard to believe that he was calling the other members of the Board to discuss the January 11 Letter and director nominations, in order to determine whether the Board could make more accommodations to move towards a mutually agreeable settlement prior to Starboard having to disclose the January 11 Letter and nominations publicly.  Starboard was hopeful an amicable resolution could be worked out to avoid a proxy contest, as had occurred last year.  Mr. Howatt called Starboard again around 3:00 pm and stated that he was still waiting to hear from a number of Board members and politely asked if it would be okay to call Starboard in a little over an hour.  At 4:45 pm, Mr. Howatt informed Starboard that the Board was unwilling to negotiate further and instead the Issuer would be issuing a press release momentarily disclosing its intention to pursue a sale of the Technical Paper business.  Starboard was extremely disappointed in Mr. Howatt’s disingenuous actions to plead with Starboard to not put out a public announcement under the guise of further settlement discussions merely so that the Board could get ahead of Starboard’s announcement with the Issuer’s own press release, in which the Issuer even uses many of the same words from the January 11 Letter.

CUSIP NO. 943315101

On the morning of January 14, 2013, Starboard delivered a follow-up letter to the Board (the “January 14 Letter”), the full text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, and issued a press release setting forth the sequence of events that led to the Issuer’s reactive, late-Friday announcement regarding a sale process for the Issuer’s Technical Paper business, as described above.  Also in the January 14 Letter, Starboard stated that the bad faith on the part of Mr. Howatt, combined with the Issuer’s history of failed commitments and poor execution, demonstrates that the Board lacks the objectivity to act in the best interest of shareholders and is urgently in need of new independent directors, including a direct shareholder representative.  Starboard further stated in the January 14 Letter that any sincere plan to maximize value for the Issuer needs to include a holistic review of all strategic alternatives and that only then can the Board compare the value that could be realized from selling the entire company with the risk-adjusted value of selling the Technical Paper business and leaving the Tissue business as a stand-alone public company.  Despite the recent events described herein, Starboard stated in the January 14 Letter it is ready and willing to continue to have an open dialogue with the Board with every intention of reaching a mutually agreeable solution, but is also prepared to move forward with an election contest in order to ensure that the best interests of all shareholders are represented on the Board.

As referenced above, on January 11, 2013, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Jeffrey C. Smith, John S. Kvocka and George Patrick Murphy (the “Nominees”) for election to the Board at the 2013 Annual Meeting. In the Nomination Letter, Starboard V&O Fund stated that it believes the terms of three Class II directors currently serving on the Board expire at the 2013 Annual Meeting.  Starboard believes its candidates are highly qualified, independent directors with significant and successful experience in the tissue and paper industries who will bring a fresh perspective into the boardroom and who can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,322,921 Shares outstanding, as of October 31, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on January 11, 2013, Starboard V&O Fund beneficially owned 4,713,392 Shares.

Percentage: Approximately 9.6%.

(b)	1. Sole power to vote or direct vote: 4,713,392
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,713,392
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard LLC

(a)	As of the close of business on January 11, 2013, Starboard LLC beneficially owned 1,154,496 Shares.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 1,154,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,154,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 943315101

C.	Starboard Value LP

(a)
As of the close of business on January 11, 2013, 1,432,112 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard LLC and (iii) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 14.8%.

(b)	1. Sole power to vote or direct vote: 7,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard LLC and (iii) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 14.8%.

(b)	1. Sole power to vote or direct vote: 7,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard LLC and (iii) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 14.8%.

(b)	1. Sole power to vote or direct vote: 7,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard LLC and (iii) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 14.8%.

CUSIP NO. 943315101

(b)	1. Sole power to vote or direct vote: 7,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard LLC and (iii) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 14.8%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,300,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

None of Messrs. Kvocka and Murphy own Shares or have entered into any transactions in the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On January 11, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2013 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Kvocka and Murphy against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Kvocka and Murphy for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Kvocka and Murphy (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Kvocka and Murphy’s election as directors of the Issuer at the 2013 Annual Meeting.

CUSIP NO. 943315101

Pursuant to the Compensation Letter Agreements, each of Messrs. Kvocka and Murphy agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Kvocka and Murphy shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Kvocka and Murphy agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Kvocka and Murphy may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board, dated January 11, 2013.

99.2	Letter to the Board, dated January 14, 2013.

99.3
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, John S. Kvocka and George Patrick Murphy, dated January 11, 2013.

99.4	Form of Indemnification Letter Agreement.

99.5	Form of Compensation Letter Agreement.

99.6	Powers of Attorney.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld, John S. Kvocka and George Patrick Murphy